UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

US Unwired Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

90338R104 (CUSIP Number)

December 31, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 90338R104		PAGE 2 OF 5 PAGES

1	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) William L. Henning, Sr.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 Sole Voting Power 1,854,418 6 Shared Voting Power 7,050,986 7 Sole Dispositive Power 1,854,418 8 Shared Dispositive Power 7,050,986

9	Aggregate Amount Beneficially Owned by Each Reporting Person 8,905,404
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares	☐
11	Percent of Class Represented by Amount in Row (9) 5.4%
12	Type of Reporting Person IN

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CUSIP NO. 90338R104		PAGE 3 OF 5 PAGES

Item 1.	(a)	Name of Issuer: US Unwired Inc.

	(b)	Address of Issuer’s Principal Executive Offices: 901 Lakeshore Drive, Lake Charles, Louisiana 70601

Item 2.	(a)	Name of Person Filing: William L. Henning, Sr.

	(b)	Address of Principal Business Office or, if none, Residence: 101 E. Thomas Street, Sulphur, Louisiana 70663

	(c)	Citizenship: USA

	(d)	Title of Class of Securities: Common Stock

	(e)	CUSIP Number: 90338R104

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

NOT APPLICABLE

	(a)	☐	Broker or dealer registered under section 15 of the Act.

	(b)	☐	Bank as defined in section 3(a)(6) of the Act.

	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act.

	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940.

	(e)	☐	An investment adviser in accordance with (S) 240.13(d)-1(b)(1)(ii)(E).

	(f)	☐	An employee benefit plan or endowment fund in accordance with (S) 240.13d-1(b)(1)(ii)(F).

	(g)	☐	A parent holding company or control person in accordance with (S) 240.13d-1(b)(1)(ii)(G).

	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(l4) of the Investment Company Act of 1940.

	(j)	☐	Group, in accordance with (S) 240.13d-1(b)(1)(ii)(J).

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CUSIP NO. 90338R104		PAGE 4 OF 5 PAGES

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

The following information is given as of the date of this amended statement.

(a) Amount Beneficially Owned: 8,905,404

(b) Percent of Class: 5.4%

(c) Number of shares as to which the person has:

(i) sole power to vote or to direct the vote 1,854,418

(ii) shared power to vote or to direct the vote 7,050,986

(iii) sole power to dispose or to direct the disposition of 1,854,418

(iv) shared power to dispose or to direct the disposition of 7,050,986

Item 5.

Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐.

Item 6.

Ownership of More than Five Percent on Behalf of Another Person

Of the 8,905,404 shares reported herein as beneficially owned by the Reporting Person, 111,838 shares are held by him as custodian for minor children, 4,334,528 shares are held of record by his wife, and 2,634,842 shares are held by Cameron Communications Corporation. Cameron Communications Corporation and the reporting person’s wife have the right to receive and the power to direct the receipt of dividends from, and proceeds from the sale of, the shares they own. The shares that may be deemed to be beneficially owned by the Reporting Person also include his proportionate interest in 177,427 shares held by a general partnership in which the Reporting Person is a partner. The general partnership has the right to receive and the power to direct the receipt of dividends from, and the proceeds from the sale of, such shares. The Reporting Person disclaims beneficial ownership of the shares beneficially owned by Cameron Communications Corporation, by his wife and by the general partnership.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company Not applicable.

Item 8.	Identification and Classification of Members of the Group Not applicable.

Item 9.	Notice of Dissolution of Group Not applicable.

Item 10.

Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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CUSIP NO. 90338R104		PAGE 5 OF 5 PAGES

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2005
Date

/s/ William L. Henning, Sr.
Signature

William L. Henning, Sr.
Name/Title